May 25, 2007

Ms. April Sifford

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: McNab Creek Gold Corp. (the "Company")

Form 10KSB/A for the Fiscal Year Ended March 31, 2006

Filed April 19, 2007

File No. 000-50915

Please note that "McNab Creek Gold Corp." is now called "Utah Uranium Corp.", as per our 8K filing of May 14, 2007.

I am providing the following responses to your letter dated April 25th, 2007 addressed to myself.

Form 10-KSB for the Fiscal Year Ended March 31, 2006
  The 10KSB has been amended and includes the auditors' report covering Fiscal 2005. Our prior auditors have conducted a review of the 10KSB and have given permission to include their report.
  Our current auditor is not prepared to issue a report covering the period February 15th, 2001 to March 31st, 2005 ("Inception to Date") without a complete and costly review. Therefore we are marking this period "unaudited", as per your instructions.
  The company has revised the certification pages to be compliant with Item 601 of Regulation S-B and have included revised Exhibits 31 and 32 with the amended 10KSB filing.

In addition, we are acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in this filing. We also recognize that staff comments or changes to our filings in response to staff comments do no foreclose the Commission from taking any action with respect to this filing. Further, the company is aware it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Christopher Turley

Christopher Turley

Utah Uranium Corp.